UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 2, 2025 titled “GeoPark Announces the Filing of its Form 20-F for Fiscal Year 2024”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES THE FILING OF ITS FORM 20-F

FOR FISCAL YEAR 2024

Bogota, Colombia – April 02, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, hereby announces the filing of its Form 20-F for the fiscal year ended December 31, 2024, with the Securities and Exchange Commission (the “SEC”).

GeoPark’s Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the “Invest with Us” section of the Company’s website at www.geo-park.com. In addition, shareholders may receive a hard copy of the Company’s audited financial statements, or its complete 2024 Form 20-F including audited financial statements, free of charge, by requesting a copy from the Investor Relations team.

For further information please contact:

INVESTORS:

Maria Catalina Escobar
Shareholder Value and Capital Markets Director
mescobar@geo-park.com

Miguel Bello
Investor Relations Officer
mbello@geo-park.com

Maria Alejandra Velez
Investor Relations Leader
mvelez@geo-park.com

MEDIA:

Communications Department

communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section of the Company’s website at www.geo-park.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: April 2, 2025